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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Align Technology, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
016255101
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	016255101

1	NAMES OF REPORTING PERSONS

	Llura L. Gund, individually and as trustee for the Dionis Trust, the Gordon Gund – Grant Gund Trust, the Gordon Gund – G. Zachary Gund Trust, the Anna Barrows Beakey 1998 Trust and the Katherine Barrows Dadagian 1998 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,140,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,450,572

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,140,000

WITH:	8	SHARED DISPOSITIVE POWER

		1,450,572

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,590,572

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.9%

12	TYPE OF REPORTING PERSON

	IN

Page 2 of 13 Pages

CUSIP NO.	016255101

1	NAMES OF REPORTING PERSONS

	Grant Gund, individually, and as trustee for the Gordon Gund – Grant Gund Generation Skipping Trust, the Llura Blair Gund Gift Trust, the Grant Owen Gund Gift Trust and the Kelsey Laidlaw Gund Gift Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		351,666

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,460,773

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		351,666

WITH:	8	SHARED DISPOSITIVE POWER

		1,460,773

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,812,439

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.7%

12	TYPE OF REPORTING PERSON

	IN

Page 3 of 13 Pages

CUSIP NO.	016255101

1	NAMES OF REPORTING PERSONS

	G. Zachary Gund, individually, and as trustee for the Gordon Gund – G. Zachary Gund Generation Skipping Trust, the G. Zachary Gund Descendants’ Trust and the Georgia Swift Gund Gift Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		351,666

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,682,473

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		351,666

WITH:	8	SHARED DISPOSITIVE POWER

		1,682,473

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,034,139

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.0%

12	TYPE OF REPORTING PERSON

	IN

Page 4 of 13 Pages

CUSIP NO.	016255101

1	NAMES OF REPORTING PERSONS Gordon Gund, as trustee for the Dionis Trust and as sole manager of Gund CLAT Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,520,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,350,572

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,520,000

WITH:	8	SHARED DISPOSITIVE POWER

		1,350,572

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,870,572

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.3%

12	TYPE OF REPORTING PERSON

	IN

Page 5 of 13 Pages

CUSIP NO.	016255101

1	NAMES OF REPORTING PERSONS Richard T. Watson, as trustee for the Gordon Gund – G. Zachary Gund Generation Skipping Trust and the Gordon Gund – Grant Gund Generation Skipping Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,678,946

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

1,678,946

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,678,946

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.5%

12	TYPE OF REPORTING PERSON

IN

Page 6 of 13 Pages

CUSIP NO.	016255101

1	NAMES OF REPORTING PERSONS

Rebecca H. Dent, as trustee for the Gordon Gund – Grant Gund Generation Skipping Trust, the Gordon Gund – G. Zachary Gund Generation Skipping Trust, the Llura Blair Gund Gift Trust, the Grant Owen Gund Gift Trust, the Kelsey Laidlaw Gund Gift Trust, the Georgia Swift Gund Gift Trust and the G. Zachary Gund Descendants Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,143,246

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

3,143,246

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,143,246

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.7%

12	TYPE OF REPORTING PERSON

IN

Page 7 of 13 Pages

CUSIP NO.	016255101

1	NAMES OF REPORTING PERSONS George Gund III, as trustee for the Gordon Gund – Grant Gund Generation Skipping Trust and the Gordon Gund – G. Zachary Gund Generation Skipping Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,678,946

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

1,678,946

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,678,946

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.5%

12	TYPE OF REPORTING PERSON

IN

Page 8 of 13 Pages

CUSIP NO.	016255101

1	NAMES OF REPORTING PERSONS Gail Barrows, as trustee for the Anna Barrows Beakey 1998 Trust and the Katherine Barrows Dadagian 1998 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		100,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

100,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%

12	TYPE OF REPORTING PERSON

IN

Page 9 of 13 Pages

CUSIP NO.	016255101
This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Schedule 13G as originally filed by Llura L. Gund, Grant Gund, G. Zachary Gund, Gordon Gund, Richard T. Watson, Rebecca H. Dent, George Gund III and Gail Barrows on September 25, 2002, the Amendment No. 1 filed on November 25, 2002, the Amendment No. 2 filed on February 7, 2004, the Amendment No. 3 filed on February 14, 2005, the Amendment No. 4 filed on February 7, 2006 and the Amendment No. 5 filed on February 14, 2007 (as so amended, the “Schedule 13G”). Capitalized terms used by not defined in this Amendment No. 6 have the respective meaning ascribed to them in the Schedule 13G.
Item 2 (a) of the Schedule 13G, “Identity and Background,” is hereby amended by deleting the last paragraph thereof and inserting the following:
The Reporting Persons, in the aggregate, beneficially own 7,957,150 shares of Common Stock or 11.87% of the outstanding Common Stock of the Issuer based on 67,040,827 shares outstanding as of October 31, 2008 as reported in the Quarterly Report on Form 10-Q of the Issuer for the period ended September 30, 2008. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists within the meaning of the Exchange Act.
Item 4 of the Schedule 13G, “Ownership” is hereby amended and restated in its entirety as follows:
Pursuant to the Exchange Act and regulations thereunder, the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 7,957,150 shares of Common Stock, which represents 11.87% of the outstanding Common Stock of the Issuer.
Llura L. Gund may be deemed to have beneficial ownership in the aggregate of 2,590,572 shares of Common Stock, which constitutes 3.9% of the outstanding Common Stock of the Issuer. Of these shares, Llura L. Gund has sole power to vote and sole power to dispose of an aggregate of 1,140,000 shares of Common Stock by virtue of her individual ownership of 140,000 shares and her position as the sole trustee of certain trusts as listed below and may be deemed to have shared power to vote and shared power to dispose of 1,450,572 shares of Common Stock by virtue of her position as co-trustee of certain trusts as listed below:

Gordon Gund – Grant Gund Trust (Ms. Gund serves as sole trustee)	500,001

Gordon Gund – G. Zachary Gund Trust (Ms. Gund serves as sole trustee)	499,999

Dionis Trust (Ms. Gund serves as co-trustee with Gordon Gund)	1,350,572

Anna Barrows Beakey 1998 Trust (Ms. Gund serves as co-trustee with Gail Barrows)	50,000

Katherine Barrows Dadagian 1998 Trust (Ms. Gund serves as co-trustee with Gail Barrows)	50,000
In addition, Llura L. Gund may be deemed to have beneficial ownership of 1,520,000 shares beneficially owned by her spouse, Gordon Gund, as sole manager of Gund CLAT Investments, LLC, which represent 2.3% of the outstanding Common Stock of the Issuer. She disclaims beneficial ownership of these shares.

Page 10 of 13 Pages

CUSIP NO.	016255101
Grant Gund may be deemed to have beneficial ownership in the aggregate of 1,812,439 shares of Common Stock, which constitutes 2.7% of the outstanding Common Stock of the Issuer. Of these shares, Grant Gund has sole power to vote and sole power to dispose of 351,666 shares of Common Stock by virtue of his individual ownership of such shares and may be deemed to have shared power to vote and shared power to dispose of 1,460,773 shares of Common Stock by virtue of his position as co-trustee of certain trusts as listed below:

Gordon Gund – Grant Gund Generation Skipping Trust (Mr. Grant Gund serves as co-trustee with Richard T. Watson, Rebecca H. Dent and George Gund III)	839,473

Llura Blair Gund Gift Trust (Mr. Grant Gund serves as co-trustee with Rebecca H. Dent)	175,300

Grant Owen Gund Gift Trust (Mr. Grant Gund serves as co-trustee with Rebecca H. Dent)	175,000

Kelsey Laidlaw Gund Gift Trust (Mr. Grant Gund serves as co-trustee with Rebecca H. Dent)	271,000
G. Zachary Gund may be deemed to have beneficial ownership in the aggregate of 2,034,139 shares of Common Stock, which constitutes 3.0% of the outstanding Common Stock of the Issuer. Of these shares, G. Zachary Gund has sole power to vote and sole power to dispose of 351,666 shares of Common Stock by virtue of his individual ownership of such shares and may be deemed to have shared power to vote and shared power to dispose of 1,682,473 shares by virtue of his position as co-trustee for certain trusts as indicated below:

Gordon Gund – G. Zachary Gund Generation Skipping Trust (Mr. G. Zachary Gund serves as co-trustee with Richard T. Watson, Rebecca H. Dent and George Gund III)	839,473

G. Zachary Gund Descendants’ Trust (Mr. G. Zachary Gund serves as co-trustee with Rebecca H. Dent)	840,000

Georgia Swift Gund Gift Trust (Mr. G. Zachary Gund serves as co-trustee with Rebecca H. Dent)	3,000
Gordon Gund may be deemed to have beneficial ownership of 2,870,572 shares of Common Stock, which constitutes 4.3% of the outstanding Common Stock of the Issuer. Of these shares, Gordon Gund, as sole manager of Gund CLAT Investments, LLC, has sole power to vote and sole power to dispose of 1,520,000 shares of Common Stock and may be deemed to have shared power to vote and shared power to dispose of 1,350,572 shares of Common stock by virtue of his position as co-trustee with Llura L. Gund of the Dionis Trust. In addition, he may be deemed to have beneficial ownership of 1,140,000 shares beneficially owned by Llura L. Gund, his spouse, which represent 1.7% of the outstanding Common Stock of the Issuer. He disclaims beneficial ownership of these shares.
Richard T. Watson, as co-trustee with Grant Gund, Rebecca H. Dent and George Gund III for the Gordon Gund – Grant Gund Generation Skipping Trust and as co-trustee with G. Zachary Gund, Rebecca H. Dent and George Gund III for the Gordon Gund – G. Zachary Gund Generation Skipping Trust, may be deemed to have shared power to vote and shared power to dispose of 839,473 shares of Common Stock owned by each trust, for an aggregate beneficial ownership of 1,678,946 shares of Common Stock, which constitutes 2.5% of the outstanding Common Stock of the Issuer.

Page 11 of 13 Pages

CUSIP NO.	016255101
Rebecca H. Dent may be deemed to have shared power to vote and shared power to dispose of an aggregate of 3,143,246 shares of Common Stock, which constitutes 4.7% of the outstanding Common Stock of the Issuer, by virtue of her position as co-trustee for certain trusts as indicated below:

Gordon Gund – Grant Gund Generation Skipping Trust (Ms. Dent serves as co-trustee with Grant Gund, Richard T. Watson and George Gund III)	839,473

Gordon Gund – G. Zachary Gund Generation Skipping Trust (Ms. Dent serves as co-trustee with G. Zachary Gund, Richard T. Watson and George Gund III)	839,473

Llura Blair Gund Gift Trust (Ms. Dent serves as co-trustee with Grant Gund)	175,300

Grant Owen Gund Gift Trust (Ms. Dent serves as co-trustee with Grant Gund)	175,000

Kelsey Laidlaw Gund Gift Trust (Ms. Dent serves as co-trustee with Grand Gund)	271,000

Georgia Swift Gund Gift Trust (Ms. Dent serves as co-trustee with G. Zachary Gund)	3,000

G. Zachary Gund Descendants Trust (Ms. Dent serves as co-trustee with G. Zachary Gund)	840,000
George Gund III, as co-trustee with Grant Gund, Richard T. Watson and Rebecca H. Dent for the Gordon Gund – Grant Gund Generation Skipping Trust and as co-trustee with G. Zachary Gund, Richard T. Watson and Rebecca H. Dent for the Gordon Gund – G. Zachary Gund Generation Skipping Trust, may be deemed to have shared power to vote and shared power to dispose of 839,473 shares of Common Stock owned by each trust, for an aggregate beneficial ownership of 1,678,946 shares of Common Stock, which constitutes 2.5% of the outstanding Common Stock of the Issuer.
Gail Barrows, as co-trustee with Llura L. Gund for the Anna Barrows Beakey 1998 Trust and the Katherine Barrows Dadagian 1998 Trust, may be deemed to have shared power to vote and shared power to dispose of 50,000 shares of Common Stock owned by each trust, for an aggregate beneficial ownership of 100,000 shares of Common Stock, which constitutes 0.2% of the outstanding Common Stock of the Issuer.

Page 12 of 13 Pages

CUSIP NO.	016255101
Item 10. Certifications. (See Instructions)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2009

/s/ Theodore W. Baker
Name:	Theodore W. Baker
Attorney-in-Fact for the Reporting Persons

*	The Power of Attorney authorizing Theodore W. Baker to act on behalf of the Reporting Persons was attached to the Schedule 13G as Exhibit B.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Page 13 of 13 Pages